

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 15, 2009

Mr. Redgie Green, President
Sun River Energy, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re:** **Sun River Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **August 13, 2009**
> **File No. 0-27485**

Dear Mr. Green:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief